Exhibit 99.1

FINAL New Release

Stantec signs letter of intent to acquire NYC-based Edwards & Zuck:
120-person premiere buildings engineering firm

EDMONTON, AB, NEW YORK, NY (August 12, 2016) TSX, NYSE: STN
Global design firm Stantec has signed a letter of intent to acquire Edwards & Zuck, a 120-person, New York City-based firm with a history of pioneering engineering technologies to create efficiency, stability, and beauty in buildings along the east coast.

In addition to its 80-person New York City location, Edwards & Zuck has offices in Stamford, Connecticut, Morristown, New Jersey, and Miami, Florida. The acquisition, which will continue to strengthen Stantec's Buildings business line in the US, is expected to close in September.

Edwards & Zuck provides mechanical, electrical, and plumbing design across diverse market sectors, including: corporate workplace, education, hospitality, gaming, and high-rise residential, retail, and commercial office development. The firm's expertise includes commissioning, telecommunications, security, and sustainability consulting.

"Edwards & Zuck is widely respected for engineering sophisticated building systems in demanding urban environments," says Bob Gomes, Stantec president and CEO. "Their embrace of innovation and their commitment to community engagement will further elevate our presence in key markets and geographies."

Peter Sposato, Edwards & Zuck's president and managing partner, replied, "We are building on a heritage that dates back to 1929, and look forward to continuing this journey as part of Stantec. Both firms share a strong commitment to engaged, inspired employees who embrace new opportunities and who bring that energy and talent to our clients every day. I am certain that our employees and clients will benefit from the combined expertise of both firms."

From hardening of mission critical facilities to illuminating a soaring hotel lobby, Edwards & Zuck's expertise is reflected in landmark buildings, including:
•	the award-winning renovation of the historic Rainbow Room at 30 Rockefeller Plaza in Rockefeller Center after a five-year absence from the New York City skyline
•	the International Gem Tower in the heart of midtown Manhattan with its 360-degree views and floor-to-ceiling glass
•	the renovation and development of the Aqueduct Racetrack into the Resorts World Casino in Queens
•	Miami's Brickell World Plaza, a Class A LEED® platinum-certified high-rise building on the eastern seaboard

The planned acquisition aligns well with Stantec's well-established design practices in New York City, Boston, Washington DC, Miami, Detroit, and Chicago.

About Stantec
We're active members of the communities we serve. That's why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Relations
Sonia Kirby
Stantec  Director, Investor Relations
Ph: (780) 917-7114
Cell: (780) 616-2785
sonia.kirby@stantec.com

Media Contact
Marti Mueller
Stantec Media Relations
Ph: (585) 319-3052
Cell: (585) 355-9107
marti.mueller@stantec.com

Media Contact
Peter Sposato
Edwards & Zuck
President & Managing Partner
Ph: (212) 330-6220
Cell: (917) 734-8723
pjsposato@edzuck.com